Exhibit 12

GE Life and Annuity Assurance Company

Statement Of Ratio Of Earnings To Fixed Charges

(Dollar amounts in millions)

	Nine months ended September 30, 2005	Year ended
		December 31, 2004	December 31, 2003	December 31, 2002	December 31, 2001	December 31, 2000
Net earnings from continuing operations before income taxes and accounting changes	$23.5	$55.4	$16.6	$158.7	$199.7	$236.0
Fixed charges:
Interest expense	0.2	0.1	0.1	0.1	2.2	1.1
Interest portion of rental expense	0.6	0.5	1.0	1.0	1.8	1.7
Interest credited to investment contractholders	204.7	291.2	410.6	462.1	533.8	532.6

Total fixed charges	205.5	291.8	411.7	463.2	537.8	535.4

Earnings available for fixed charges (including interest credited to investment contractholders)	$229.0	$347.2	$428.3	$621.9	$737.5	$771.4

Earnings available for fixed charges (excluding interest credited to investment contractholders)	$24.3	$56.0	$17.7	$159.8	$203.7	$238.8

Ratio of earnings to fixed charges (including interest credited to investment contractholders)	1.11	1.19	1.04	1.34	1.37	1.44
Ratio of earnings to fixed charges (excluding interest credited to investment contractholders)	30.38	93.33	16.09	145.27	50.93	85.29